Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Fiscal Year Ended January 31,
	2010	2011	2012
(Loss) income before income taxes	$(31,727)	$(21,993)	$9,862
Interest expense	28,446	24,876	25,625
Amortization and write-off of debt issuance costs	2,158	1,857	1,361
Portion of rentals deemed to be interest	1,822	1,538	1,441

Income available for fixed charges	$699	$6,278	$38,289

Fixed charges:
Interest expense	$28,446	$24,876	$25,625
Amortization and write-off of debt issuance costs	2,158	1,857	1,361
Portion of rentals deemed to be interest	1,822	1,538	1,441

Total fixed charges	$32,426	$28,271	$28,427

Ratio of earnings to fixed charges	0.0 x	0.2 x	1.3 x

For purposes of computing the ratio of earnings to fixed charges, earnings consist of (loss) income before income taxes plus fixed charges. Fixed charges consist of (i) interest expense including gains and losses on early extinguishment of debt, (ii) amortization and write-off of debt issuance costs, and (iii) that portion of rental expense we estimate to be representative of interest. Earnings would not have been sufficient to cover fixed charges by $31.7 million and $22.0 million for the fiscal years ended January 31, 2010 and 2011, respectively.